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                                  [LETTERHEAD]

                                         Trading Symbol: VGZ
                                         Toronto and American Stock Exchanges

______________________________________________________________NEWS  _________

                   VISTA ANNOUNCES THIRD QUARTER PRODUCTION

DENVER, COLORADO, OCTOBER 14, 1999 -- Vista Gold Corp. announced today that its third quarter of 1999 consolidated gold production was 16,567 ounces and consisted of 8,065 ounces from the Hycroft mine and 8,502 ounces from the Mineral Ridge mine. As of September 30, 1999, Vista's consolidated gold production for the year was 53,839 ounces and the Corporation currently estimates its 1999 total gold production to be approximately 70,000 ounces.

At the Mineral Ridge mine, crusher production improved in the third quarter to an average of 100,000 tons per month, which is in line with the Corporation's projections despite reducing the crusher product size to improve gold recoveries. As a result, gold production improved at the same time, and September's production was in excess of 3,500 ounces of gold. The Corporation estimates gold production will continue to improve and average more than 4,000 ounces per month during the fourth quarter of 1999. Costs in all areas have been in line with or lower than original estimates, and the Corporation believes that its original average production cost estimate of $226 per ounce will be achieved over the life of the project.

Vista owns the Mineral Ridge mine through its subsidiary Mineral Ridge Resources, Inc. ("MRRI"). MRRI has a loan agreement with Dresdner Bank AG, New York Branch, which was amended at the time of Vista's acquisition of MRRI. The loan agreement is not guaranteed by the Corporation and there is no recourse by the lender to the Corporation for any of MRRI's obligations thereunder. The amended agreement called for the contribution of US$5.0 million of mining equipment to the project by Vista and the distribution of net cash flow on the basis of 70 percent to Dresdner Bank and 30 percent to Vista after deduction of US$800,000 of management fees payable to Vista over the next two years.

Under the loan agreement, MRRI is required to maintain a hedging program pursuant to a separate hedging agreement covering the lesser of 70 percent of MRRI's projected salable ounces of gold, or 100,000 ounces. In this regard, as of September 30, 1999, MRRI had forward sales contracts totaling 100,000 ounces under which MRRI is required to deliver gold at an average price of $307 per ounce. The forward sales contracts have various expiration dates and can be rolled forward to defer the ultimate delivery date. Neither the Corporation nor MRRI has any puts or calls in place at the present time.

The hedging agreement includes, among other things, a credit support agreement, which specifies a credit support threshold of US$7,000,000, which is the amount that the bank's exposure must exceed before a demand for eligible collateral (usually cash) can be made. Under current circumstances, gold prices would have to exceed approximately $380 per ounce before

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the secured party could make a demand for eligible collateral.  Vista Gold
Corp. is not a party to the hedging agreement and is not otherwise liable for the obligations of MRRI thereunder.

At the Hycroft mine, where gold production continues from heap-leach inventory, Vista is evaluating a restart of operations. A feasibility study, undertaken with the assistance of outside consultants, is planned for completion in the fourth quarter. The Corporation's initial studies indicate the potential for the addition of 700,000 ounces of reserves and the production of 70,000 ounces per year at an estimated cash cost of $225 to $230 per ounce.

Together with a major international bank, the Corporation has restarted financing activities for the development and construction of the Amayapampa project in Bolivia. The project has 548,000 ounces of proven and probable gold reserves, and the designed production rate is 43,000 ounces per year at an average cash cost of $157 per ounce. The capital cost is estimated to be $26 million. Vista is planning to start construction in early 2000 and to commence production 12 months later.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings include the Hycroft and Mineral Ridge mines in Nevada, development properties in Bolivia and exploration projects in North and South America.

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The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10-K as amended.

For further information, please contact Investor Relations at (303) 629-2450.